NFJ Dividend, Interest & Premium Strategy Fund                                                                                                Annual Shareholder
July 31, 2011                                                                                                                                                                       Meeting Results

The Fund held its annual meeting of shareholders on July 20, 2011. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Re-election of John C. Maney† – Class III to serve until 2014	83,294,779	1,398,176
Re-election of Alan Rappaport – Class III to serve until 2014	83,381,209	1,311,746
Election of Bradford K. Gallagher – Class II to serve until 2013	83,328,615	1,364,340
Election of Deborah A. Zoullas – Class II to serve until 2013	83,381,209	1,311,746

Hans W. Kertess, William B. Ogden IV and James A. Jacobson continue to serve as Trustees.
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†Interested Trustee